UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Halstedt, Steven C.
   1428 Fifteenth Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Evoke Communications, Inc.
   EVOK
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September/2000
5. If Amendment, Date of Original (Month/Year)
   October/2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |9/6/00|J   | |0                 |A  |           |0                  |I     |(1)                        |
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Common Stock               |9/6/00|J   | |0                 |A  |           |0                  |I     |(2)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), acquired 10,050 shares of the Issuer's Common Stock from a resigning general partner of Holdings V. The Reporting Person, Steven C. Halstedt, is one of four general partners of Holdings V and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Holdings
V.  However, the Reporting Person, acting alone, does not  have voting or investment power with respect to the Issuer securities directly beneficially held by Holdings V, and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer securities directly beneficially owned by Holdings V.
(2) Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), acquired 16,616 shares of the Issuer's Common Stock from a resigning managing principal of Holdings VI. The Reporting Person, Steven C. Halstedt, is one of five managing principals of Holdings VI and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Holdings VI. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by Holdings VI, and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer securities directly beneficially held by Holdings VI.
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt
DATE
March 15, 2001